February 24, 2023

Jeffrey Lewis

Robert Telewicz

Ruairi Regan

David Link

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate and Construction

100 F Street, NE

Washington, D.C. 20549

Re:	Star Holdings

Amendment No. 1 to

Registration Statement on Form 10

Filed February 3, 2023

File No. 001-41572

Dear Messrs. Lewis, Telewicz, Regan and Link:

On behalf of Star Holdings ("Star Holdings,” the "Company" or "we"), set forth below is the Company's response to the comments of the Staff of the Securities and Exchange Commission (the "Staff") on the Company's Amendment No. 1 to Registration Statement on Form 10 (the "Form 10") filed on February 3, 2023, as set forth in the Staff's letter dated February 16, 2023 (the "February 16 Letter").

The Company will file via EDGAR Amendment No. 2 to the Registration Statement on Form 10 ("Amendment No. 2"), including an amended information statement filed as Exhibit 99.1 to Amendment No. 2, which will reflect the Company's response to comment 1 below and updated financial information.

For the convenience of the Staff, each comment from the February 16 Letter is stated in italics prior to the Company's response to such comment.

Registration Statement on Form 10

Background, page 37

1.	Please provide expanded disclosure to address the last sentence of prior comment 3. Include disclosures related to how the material terms of the spin-off were determined, including, but not limited to the terms of the management agreement, and the Secured Term Loan Facility.

We will expand the disclosure on pages 6 and 38 of the Form 10 to address the fact that the material terms of the spin-off agreements were determined through negotiations between the special committee of iStar and its advisors, on the one hand, and the special committee of Safe and its advisors, on the other hand, and to discuss the key terms that were the focus of the negotiations. See Annex A for the proposed expanded disclosure, which is blacklined for ease of reference.

Unaudited Pro Forma Combined and Consolidated Financial Statements, page 49

2.	We note your response to prior comment 7 that Star Holdings' investment in the Safe subsidiary will represent approximately 31.2% of the value of Star Holdings' assets on an unconsolidated basis. Please provide an expanded Investment Company Act analysis which reconciles the value of your assets with the Star Holdings Unaudited Pro Forma Combined and Consolidated Balance Sheet as of September 30, 2022. Also, please ensure your Investment Company Act analysis addresses any other debt and equity securities which should be included in determining whether you will hold investment securities having a value exceeding 40% of the value of total assets, and not merely your holdings in Safe.

Star Holdings intends to conduct its operations so that it is not required to register as an investment company under the Investment Company Act of 1940 (the "1940 Act"). Section 3(a)(1)(A) of the 1940 Act defines an “investment company” as any issuer that is or holds itself out as being engaged primarily in the business of investing, reinvesting or trading in securities. Section 3(a)(1)(C) of the Investment Company Act defines an investment company as any issuer that is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities and owns or proposes to acquire investment securities having a value exceeding 40% of the value of the issuer’s total assets (exclusive of U.S. Government securities and cash items) on an unconsolidated basis (the "40% Test"). Excluded from the term “investment securities,” among other things, are U.S. Government securities and securities issued by majority-owned subsidiaries that are not themselves investment companies and are not relying on the exception from the definition of investment company set forth in Section 3(c)(1) or Section 3(c)(7) of the 1940 Act.

Star Holdings is organized as a holding company that conducts, and will continue to conduct, its business through two wholly-owned subsidiaries: Star Investment Holdings SPV LLC (the "Safe Share Subsidiary") and iStar Residential LLC (the "Real Estate Subsidiary"). See Annex B for a diagram of Star Holdings' corporate structure. The Real Estate Subsidiary will be excluded from the definition of “investment company” pursuant to Section 3(c)(5)(C) of the 1940 Act. Star Holdings' interest in the Real Estate Subsidiary does not, and will not, constitute “investment securities” for the purposes of the Investment Company Act. Accordingly, Star Holdings will treat the fair value of the membership interests it owns in the Real Estate Subsidiary, on an unconsolidated basis, as securities, but not as investment securities for purposes of the 40% Test.

The Safe Share Subsidiary will be excluded from the definition of "investment company" in reliance on the exception set forth in Section 3(c)(1) of the 1940 Act. Accordingly, Star Holdings will treat the fair value of the membership interests it owns in the Safe Share Subsidiary, on an unconsolidated basis, as investment securities for purposes of the 40% Test. Star Holdings will not own any other investment securities on an unconsolidated basis. Star Holdings only asset other than its interests in the Safe Share Subsidiary and the Real Estate Subsidiary will be cash.

As set forth below, based on the assets included on Star Holdings' pro forma consolidated balance sheet as of September 30, 2022 (the "Pro Forma Balance Sheet"), the fair value of Star Holdings' interests in the Safe Share Subsidiary, on an unconsolidated basis, represents approximately 30.2% of Star Holdings' total assets on an unconsolidated basis and the fair value of Star Holdings' interests in the Real Estate Subsidiary, on an unconsolidated basis, represents approximately 69.8% of Star Holdings' total assets on an unconsolidated basis; therefore, Star Holdings passes the 40% Test and is not an investment company as defined under Section 3(a)(1)(C) of the 1940 Act.

The Safe Share Subsidiary

The Safe Share Subsidiary will own $400 million in shares of common stock of Safehold, Inc., determined based on the closing price of Safe common stock a day or two before the spin-off (the "Safe Shares"). The Safe Share Subsidiary will own no other assets. At the time of the spin-off, the Safe Share Subsidiary will enter into a margin loan agreement with a financial institution with a principal amount of $140.0 million. The Safe Share Subsidiary will pledge all of the Safe Shares to the margin loan lender as collateral for the loan and will distribute the proceeds or the margin loan to Star Holdings, which will in turn distribute the proceeds to iStar as partial consideration for the assets contributed to Star Holdings by iStar. The Safe Share Subsidiary is the sole borrower under the margin loan and the margin loan lender will have no recourse to Star Holdings or the Real Estate Subsidiary. For purposes of the 40% Test, the fair value of Star Holdings' membership interests in the Safe Share Subsidiary is $260.0 million (i.e., $400.0 million of assets - $140.0 million of debt).

The Real Estate Subsidiary

The Real Estate Subsidiary will hold all of Star Holdings' assets, other than the Safe Shares. All of the Real Estate Subsidiary's assets were originated by Star Holdings' predecessor, iStar Inc. ("iStar") as part of iStar's historical commercial real estate lending business. Based on the Pro Forma Balance Sheet, the Real Estate Subsidiary will hold $600,061,000.00 of real estate, real estate related assets and miscellaneous assets.1 The Real Estate Subsidiary's pro forma assets as of September 30, 2022 are comprised of the following:

Sept. 30 Pro Forma Balance Sheet Line Item	$ Amount on Balance Sheet (in thousands)	Assets Included in Line Item
Total Real Estate	$89,445	Two hotel properties, two entertainment venues, residential condominium units, commercial condominium units and a leasehold master lease of highway rest stops.

[1]	This amount is derived by subtracting $400.0 million, representing the Safe Shares, and $50.0 million of cash from Star Holdings' pro forma total consolidated assets of $1,051,061.00 as of September 30, 2022, as shown on the Pro Forma Balance Sheet.

Sept. 30 Pro Forma Balance Sheet Line Item	$ Amount on Balance Sheet (in thousands)	Assets Included in Line Item
Land Development	$248,246	Five land projects in various stages of development, four of which are located on the East Coast and one on the West Coast. The projects are mainly residential development projects with some elements of commercial development.
Loans Receivable and other lending investments	$176,623

Three first mortgage loans with a book value of $71,461 in the aggregate on the Pro Forma Balance Sheet. These loans are secured by active adult residential buildings and residential properties.

A first mortgage participation interest in a loan secured by a first mortgage on a retail/entertainment complex and interests in two additional retail/entertainment properties, with an aggregate book value of $60,442 on the Pro Forma Balance Sheet.

A structured preferred investment in a pool of assets including hotel properties, vacant land, a golf course, residential lots and other real estate assets, with a book value of $31,990 on the Pro Forma Balance Sheet. Payments on the investment are made directly from cash flows and sales proceeds of the assets in the pool under cash flow sweep provisions. If the preferred interest is not repaid in full by a specified date, the coupon rate increases and Star Holdings has the right to cause assets in the pool to be sold.

A sequential pay note secured by the fee interests in a hospitality property with a book value of $12,729 on the Pro Forma Balance Sheet.

Sept. 30 Pro Forma Balance Sheet Line Item	$ Amount on Balance Sheet (in thousands)	Assets Included in Line Item
Other	$55,635 (excludes the $400,000 of Safe Shares owned by the Safe Shares owned by the Safe Share Subsidiary.)

Ownership of two active adult residential operating properties and ownership of one multifamily residential operating property, with a total book value of $33,807 on the Pro Forma Balance Sheet.

Limited partnership interests in three funds, with a total book value of $21,828 on the Pro Forma Balance Sheet.

Deferred Expenses Accrued Interest/Lease Receivable Deferred Operating Lease Income	$27,235 $1,035 $2,842	Includes miscellaneous tenant receivables and prepaid expenses generated in the conduct of the Company's real estate business generated in the conduct of the Company's real estate business.

As noted above, the Real Estate Subsidiary intends to qualify for the exception from the definition of "investment company" provided by §3(c)(5)(C) under the 1940 Act as a company primarily engaged in the business of "purchasing or otherwise acquiring mortgages and other liens on or interests in real estate." The SEC Staff has provided guidance through the no action process as to the meaning of being primarily engaged in the business of "purchasing or otherwise acquiring mortgages and other liens on or interests in real estate." In various letters, the Staff has stated that it would regard an issuer as being primarily engaged in this business, within the meaning of Section 3(c)(5)(C), if (a) at least 55% of the value of the issuer’s total assets consists of real estate interests (“Qualifying Interests”), (b) at least an additional 25% of the value of the issuer’s total assets consists of real estate-type interests (“Real Estate-Related Assets”), reduced by any amount the issuer holds in excess of the 55% minimum limit for Qualifying Interests, and (c) no more than 20% of the value of the issuer’s total assets consists of assets other than Qualifying Interests and Real Estate-Related Assets.

Based on the Pro Forma Balance Sheet, the Real Estate Subsidiary's total assets are comprised 73.8% of qualifying interests in real estate, 17.5% of real estate related assets and 8.8% of miscellaneous assets, as shown below:

Qualifying Interests
Total Real Estate	$89,445
Land Development	$248,246
First Mortgage Loans (included in Loans Receivable line item)	$71,461
Operating Properties (included in Other line item)	$33,807
Total:	$442,959	÷600,061	=73.8%

Real Estate-Related Assets
Structured Hotel Investment	$31,990
1st Mortgage Participation	$60,442
Sequential Pay Note	$12,729	÷600,061	=17.5%
Total:	$105,161

Miscellaneous Assets[2]
Deferred Expenses Fund	$27,235
Interests	$21,828
Accrued Interest/Lease Receivable	$1,035
Deferred Operating Lease Income	$2,842
Total:	$52,940	÷600,061	=8.8%

Based on this analysis, the Real Estate Subsidiary qualifies for the 3(c)(5)(C) exemption and Star Holdings membership interests in the Real Estate Subsidiary are not "investment securities" for purposes of the 40% Test as applied to Star Holdings.

Star Holdings has total assets of $860.1 million, on an unconsolidated basis and excluding cash, on a pro forma basis as of September 30, 2022, which amount is comprised of its interest in the Safe Share Subsidiary, with a fair value of $260.0 million, and its interest in the Real Estate Subsidiary, with a fair value of approximately $600.1 million. Star Holdings' interest in the Safe Share Subsidiary constitutes an investment security for purpose of the 40% Test, but its interest in the Real Estate Subsidiary is not an investment security for purposes of the 40% Test. The fair value of Star Holdings' interest in the Safe Share Subsidiary is approximately 30.2% of Star Holdings' total unconsolidated assets, excluding cash; therefore, Star Holdings passes the 40% Test.

[2]	As a conservative approach, we have included all Deferred Expenses, Accrued Interest/Operating Lease Income Receivable and Deferred Operating Lease Income amounts reflected on the Pro Forma Balance Sheet as Miscellaneous assets.

We trust we have been responsive to the Staff's comment. If you have any questions, please do not hesitate to contact me at (212) 878-8526.

Sincerely,

/s/ Kathleen Werner
Kathleen Werner

cc:	Jay Sugarman, Chief Executive Officer, Star Holdings
Douglas B. Heitner, Chief Legal Officer, Star Holdings

Annex A

Summary of Legacy Portfolio as of September 30, 2022

	Asbury Park	Magnolia Green	Coney Island Bath Site	Other	Total
Total real estate	$73,069	$—	$—	$16,376	$89,445
Land and development, net	106,519	89,151	39,026	13,550	248,246
Loans receivable and other lending investments, net(1)	—	—	—	176,623	176,623
Other investments	—	—	—	55,635	55,635
Total portfolio	179,588	89,151	39,026	262,184	569,949
Other assets(2)	—	—	—	60,856	60,856
Total legacy assets	179,588	89,151	39,026	323,040	630,805
Investment in Safe at book value	—	—	—	547,290	547,290
Star Holdings total assets	$179,588	$89,151	$39,026	$870,330	$1,178,095

(1)	One loan within Loans receivable and other lending investments, net, with a carrying value of $35.7 million was repaid subsequent to September 30, 2022. Loans receivable and other lending investments, net includes $67.8 million of loans and other lending investments that mature before June 30, 2023 (December 31, 2023, with extensions).

(2)	Other assets includes $29.7 million of cash and cash equivalents, $8.0 million of seller financing receivable, $3.9 million of interest receivable, accounts receivable and deferred operating lease income receivable, net, $1.5 million of restricted cash and $17.8 million of other assets related to real estate properties. Star Holdings may not hold these assets at the time of the spin off; however, Star Holdings will hold at least $50.0 million of cash and cash equivalents at the time of the spin off.

Overview of the Spin-Off

On August 11, 2022, iStar announced its plans to merge with Safe to create a self-managed pure-play ground lease company. iStar is required to complete the spin-off in order to separate its non-ground lease related assets from iStar prior to the closing of the merger with Safe.

iStar will accomplish the separation by transferring to us interests in the assets that will comprise our portfolio at the time of the spin-off, at least $50.0 million in cash and the Safe Shares. We will assume all liabilities and obligations related to these assets and iStar’s operations prior to the spin-off that do not relate to its ground lease business. In consideration for these assets, we will issue common shares of Star Holdings to iStar, that iStar will distribute to its stockholders on a pro rata basis, and also distribute to iStar the net proceeds of an up to $140.0 million margin loan that we intend to enter into in connection with the spin- off. iStar will retain all of the assets and liabilities related to its ground lease business. We estimate that the expenses of completing the spin-off will be approximately $1.5 million, and these expenses will be paid either directly by iStar prior to the spin-off or by us using the cash contributed to us by iStar. These expenses are comprised primarily of non-recurring business separation expenses and stand-up costs related to operating as a new public company.

The spin-off is expected to occur on                                 , 2023 (the “distribution date”), by way of a distribution to iStar stockholders. In the distribution, each iStar common stockholder will be entitled to receive, on a pro rata basis,                                common shares of Star Holdings for each share of iStar common stock held at the close of business on the spin-off record date. iStar stockholders will not be required to make any payment to surrender or exchange their iStar common stock, or to take any other action to receive their Star Holdings common shares in the spin-off. The spin-off as described in this information statement is subject to the satisfaction or waiver of certain conditions. In addition, iStar has reserved the right, in its sole discretion, to amend, modify or abandon the spin-off or any related transaction at any time prior to the distribution date; provided that, any waiver, amendment, supplement or modification of any provisions of the separation and distribution agreement prior to the closing of the merger may only be made with the prior written consent of an independent committee of Safe’s board of directors comprised solely of independent directors (the “Safe special committee”). The completion of the spin-off is a condition to the closing of the merger of iStar and Safe.

Annex A

Following completion of the spin-off (and prior to the closing of the merger), each iStar common stockholder immediately prior to the spin-off record date will continue to hold the shares of iStar common stock held immediately prior to the spin-off record date and                          Star Holdings common shares for each share of iStar common stock held immediately prior to the spin-off record date. iStar plans to do a reverse stock split of its common stock in connection with the merger, which will change the number of shares of iStar common stock held by iStar stockholders into a different number of shares based on the reverse split ratio. The final spin-off ratio will be set by the board of directors of iStar prior to the spin-off and is currently expected to be equivalent to the ratio that iStar expects to use to effectuate a reverse split of iStar common stock in connection with the merger. The foregoing assumes that the holder does not transfer any shares prior to the effectiveness of the spin-off and the merger. For more information, see “The Spin-Off — Trading Before the Spin-Off Date.”

iStar and Star Holdings will separate their respective liabilities as set forth in a separation and distribution agreement (the “separation and distribution agreement”). In addition to the separation and distribution agreement, we and iStar will enter into a management agreement (the “management agreement”) and we and Safe will enter into a governance agreement (the “governance agreement”) and a registration rights agreement (“registration rights agreement”). We have signed commitment letters for a senior secured term loan facility having a principal amount of $100 million (which principal amount may be increased or decreased from time to time with the approval of both parties, including prior to the spin-off) and an up to $140 million margin loan facility that we expect to enter into on or about the date of completion of the spin- off. Additional information about the secured term loan and the margin loan referenced above may be found under “Description of Material Indebtedness.”

Background and iStar’s Reasons for the Spin-Off

iStar sponsored Safe’s initial public offering in 2017. Safe has grown its portfolio from approximately $340 million of ground leases at the time of the initial public offering to approximately $5.8 billion of ground leases as of September 30, 2022, and iStar’s ownership interest in Safe has increased from approximately 27% at the time of the IPO to approximately 54.3% as of the date of this information statement.

In 2019, iStar announced its plans to materially increase its investment in Safe and expand the relationship between the two companies because iStar believed that the ground lease business offered greater opportunities for attractive risk adjusted returns when compared to iStar’s traditional lending and net lease businesses, which faced greater competition and more commoditized pricing. Since 2019, iStar’s strategy has been to monetize the assets from its legacy businesses, strengthen its balance sheet and reinvest available proceeds into the ground lease ecosystem, both by making additional investments in Safe, and by creating ground lease financing programs and new ground lease-adjacent investment opportunities.

With the sale of its net lease portfolio in March 2022, iStar largely completed its transition to being primarily focused on the ground lease ecosystem. In March 2022, iStar’s board of directors formed a special committee comprised solely of independent directors (the "iStar special committee") and delegated to the iStar special committee the exclusive power and authority of the full board of directors to review, consider and take actions with respect to possible internalization, business combination and other strategic transactions involving iStar and Safe. Between April 2022 and August 2022, the iStar special committee, together with its advisors, engaged in discussions and negotiations with the Safe special committee and its advisors regarding a potential transaction. Through this process, the parties agreed that it was in the best interests of their respective stockholders to combine iStar and Safe into a self-managed, pure play ground lease REIT that will focus on driving growth as a market leader. In order to accomplish this result, the parties agreed that iStar would contribute its remaining legacy non-ground lease assets to Star Holdings and complete the spin-off of Star Holdings to iStar’s stockholders prior to the closing of the merger. As part of the negotiation process, the iStar special committee and its advisors and the Safe special committee and its advisors discussed and negotiated the terms of several agreements to be entered into between iStar and/or the combined company, on the one hand, and Star Holdings, on the other hand, including the separation and distribution agreement, the management agreement, the governance agreement, the registration rights agreement and the secured term loan.

The material terms of the agreements were determined through the negotiation process between the iStar special committee and its advisors, on the one hand, and the Safe special committee and its advisors, on the other hand, in the context of the overall discussions and negotiations of the merger, the spin-off and related transactions. With respect to the separation and distribution agreement, the discussions and negotiations primarily focused on achieving a separation of the assets and liabilities of iStar's historical non-ground lease business from iStar so that following the spin-off and merger, the non-ground lease assets and liabilities would reside with Star Holdings and the merged company would be a pure play ground lease company. With respect to the management agreement, the parties negotiated an annual management fee that is "gross" of most manager personnel and overhead expenses, other than the costs of two financial reporting personnel, and scales down annually to account for anticipated monetizations of assets. With respect to the governance agreement and registration rights agreement, the negotiations focused on Star Holdings' ownership interest in Safe common stock and Safe's desire that Star Holdings agree to certain standstill covenants, voting covenants and transfer restrictions on the shares, while Star Holdings desired Safe's cooperation in certain future distributions of the Safe shares owned by Star Holdings. With respect to the secured term loan, the parties negotiated the interest rate and other material terms based on their respective views of then-current market conditions for companies of a similar credit quality to Star Holdings and Star Holdings' business plan.

On August 10, 2022, iStar and Safe entered into a definitive merger agreement and agreed on the forms of the material agreements that will be entered into between them, as well as between iStar and/or the combined company, on the one hand, and Star Holdings, on the other hand. The merger agreement includes a closing condition that iStar must first complete the spin-off.

Upon careful review and consideration, iStar’s board of directors, based upon the recommendation of the iStar special committee, determined that Star Holdings’ separation from iStar, the merger and the terms of the separation and distribution agreement, the management agreement, the governance agreement, the secured term loan and the other material agreements and arrangements related to the merger and the spin- off are in the best interests of iStar. This determination was based on a number of factors, including those set forth below.

•	Provides stockholders with a direct and indirect investment in an internally-managed, growth-oriented REIT. iStar believes that the company formed by the merger will provide a more compelling investment opportunity for its stockholders. In the merger, iStar’s stockholders will receive shares of the combined company by way of a reverse stock split. Upon completing the merger and the spin-off, the combined company, which will keep the name of Safehold Inc. and NYSE ticker symbol of “SAFE,” will be internally-managed and will be solely focused on growth in the new (for public REITs) and dynamic asset class of ground leases.

•	Creates a company with value-realization opportunity. Several of our assets present uncertain future cash flows because they are still in varying stages of development. We believe the separation will create a value realization opportunity through maximizing cash flows from active asset management and sales of legacy assets, the proceeds of which are expected to be used for repayment of indebtedness, payment of management fees, payment of asset-level operating expenses, corporate expenses, capital expenditures and distributions to holders of common shares of Star Holdings.

•	Provides a solution for iStar to monetize long-term assets in an orderly fashion while retiring its unsecured debt in full. The financing being obtained from the margin loan and the secured term loan, together with proceeds from asset sales and repayments, are expected to enable iStar to repay its unsecured senior notes in full and monetize assets in an orderly fashion.

| CLIFFORD CHANCE A nnex B The following diagram depicts our expected organizational structure immediately following the Distribution. 1 * H eld through wholly - owned subsidiaries. Common Shares Shareholders STAR Holdings 100% 100% iStar Residential LLC Star Investment Holdings SPV LLC Real Estate Assets* $400mm Safehold Inc. common stock Margin Loan $140mm 24005664567